RESVERLOGIX

06016534

www.resverlogix.com

082-35003

RECEIVED

2006 SEP -6 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

September 1, 2006

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between August 25, 2006 through August 31, 2006.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: Kelly McNeill
Chief Financial Officer

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Enclosures

dw 9/6

751, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2
Telephone: (403) 543-2189 Facsimile: (403) 543-2191 Email: jenelle@corpadmin.ab.ca

82005

RECEIVED
2006 SEP -6 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Resverlogix Corp.
   202, 279 Midpark Way SE
   Calgary, AB T2X 1M2

2. **Date of Material Change**

   August 23, 2006

3. **News Release**

   August 23, 2006 via CCN Matthews.

4. **Summary of Material Change**

   Resverlogix Corp. ("ResVerlogiX") has applied for and been granted Foreign Private Issuer status by the US Securities Exchange Commission.

5. **Full Description of Material Change**

   ResVerlogiX has applied for and been granted Foreign Private Issuer status by the US Securities Exchange Commission. ResVerlogiX has been advised that it has been added to the list of Foreign Private Issuers that claim exemption pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934. In order to main this exemption the issuer must furnish the Commission, on a timely basis, all information, all information required by Rule 12g3-2(b).

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

   N/A

7. **Omitted Information**

   N/A

8. **Executive Officer**

   Donald J. McCaffrey, President and CEO
   Telephone: 403-254-9252

9. **Date of Report**

   August 25, 2006

3 3003

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

August 28, 2006

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Resverlogix Corp.
CUSIP: 76128M 10 8
<u>Annual & Special Meeting of Shareholders</u>

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Resverlogix Corp.

Issuer:	Resverlogix Corp.
Meeting Type:	Annual & Special
CUSIP / ISIN:	76128M108 / CA 76128M1086
Meeting Date:	October 27, 2006
Record Date of Notice:	September 22, 2006
Record Date of Voting:	September 22, 2006
Beneficial Ownership Determination Date:	September, 22 2006
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Resverlogix Corp.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

cc: CAS Corporate Governance Services Inc.
Attn: Jenelle Wirch